SC 13G 1 v244047


SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
SECTION 240.13d-2

(Amendment No. ___)*

CONVENIENCE TV INC.
(Name of Issuer)

Common Stock, par value $.00001
(Title of Class of Securities)

212464101
(CUSIP Number)

December 22, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

			[ ] 	Rule 13d-1(b)
			[X]	Rule 13d-1(c)
			[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAMES OF REPORTING PERSONS

  	John N. Crockett

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

 (a)	[ ]

 (b)	[ ]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

 	Pennsylvania


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER

	4,212,499

6. SHARED VOTING POWER

7. SOLE DISPOSITIVE POWER

	4,212,499

8. SHARED DISPOSITIVE POWER

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 	4,212,499

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


	[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12. TYPE OF REPORTING PERSON

 	IN


This report reflects the shares of Common Stock (as defined below) beneficially owned by the Reporting Person (as defined below) as of December 30, 2011.



ITEM 1(a).	Name of Issuer:

	Convenience TV Inc.

Item 1(b).	Address of Issuer Principal Executive Offices:

	248 Main Street, Venice, California

Item 2(a).	Name of Person Filing:

	John N. Crockett

Item 2(b).	Address of Principal Business Office or, if None, Residence:

	288 Seik Road, Washington, Pennsylvania 15301.

Item 2(c).	Citizenship:

	Pennsylvania

Item 2(d).	Title of Class of Securities

	Common Stock, $.00001 par value

Item 2(e).	CUSIP Number: 212464101



Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or
13d-2(b) or (c), Check Whether the Person Filing is a:


(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ] Investment company registered under Section 8 of the Investment
	    Company Act.
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with
	    Rule 13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with
	    Rule 13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal
	    Deposit Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment
	    company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:________________________



Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

The Reporting Person beneficially owns 4,212,499 shares of Common Stock.

	(b)	Percent of class:

The Reporting Person has beneficial ownership of 5.1% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:


(i) 	Sole power to vote or to direct the vote

	4,212,499

(ii) 	Shared power to vote or to direct the vote

	Not applicable.

(iii) 	Sole power to dispose or to direct the disposition of

	4,212,499

(iv) 	Shared power to dispose or to direct the disposition of

	Not applicable.



Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.


The shares identified in Item 4 include shares beneficially owned by THE WIFE OF Mr. Crockett (while Mr. Crockett disclaims beneficial ownership of shares held by his wife, her powers to vote or dispose of securities are treated as if they belonged to Mr. Crockett for purposes of this statement).


Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.



Item 8.	Identification and Classification of Members of the Group.

Not applicable.



Item 9.	Notice of Dissolution of Group.

Not applicable.



Item 10.  Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under
Section 240.14a-11.


SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:	December 29, 2011


By: 	/s/ John N. Crockett

	John N. Crockett